UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2026

Wissam Jabre
Chief Financial Officer
NetApp, Inc.
3060 Olsen Drive
San Jose, CA 95128

Re: NetApp, Inc.
Form 10-K for the Year Ended April 25, 2025
Form 10-Q for the Period Ended January 23, 2026
File No. 000-27130

Dear Wissam Jabre:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended April 25, 2025

Risk Factors, page 21

1. You indicate that a reduction in U.S. government demand could materially harm your business, operating results, financial condition or cash flows. To provide greater context to investors about the significance of this customer to your business, please revise to quantify revenues from the U.S. government for the periods presented. As a related matter, please disclose the amount of revenue attributed to U.S. public sector markets for each period presented as part of your Management's Discussion and Analysis on page 40. We note that you provided this information in Exhibit 99.1 to your Form 8-Ks filed on May 29, 2025 and February 26, 2026.

Audited Financial Statements
15. Segment, Geographic, and Significant Customer Information, page 83

2. It appears that your Hybrid Cloud segment offers several subcategories of products including all-flash arrays and hybrid flash products. We note the similarities in your storage infrastructure products as outlined in your March 10, 2023 correspondence

to us. However, since that time, it appears that differences between your product offerings in the Hybrid Cloud segment have become more meaningful. For example, in your May 29, 2025 earnings call, management noted that all-flash products comprised approximately two-thirds of segment revenue and highlighted the importance of this product to customers seeking AI-ready infrastructure. In August 2025, management announced that you had taken the lead position in all-flash storage market share. Further, in your February 26, 2026 earnings call, management noted "unlike our all-flash-only competitors, we have a broad portfolio that includes hybrid flash arrays giving us the opportunity to better service price-sensitive workloads". Considering that on page 17 and in earnings calls, management cites product mix as a factor impacting gross margins and ultimately, earnings per share, please disclose revenues from external customers for each of your product lines with the Hybrid Cloud segment. Please also quantify changes in product mix as part of MD&A and provide more substantial analysis to explain how changes in product mix impacted your segment revenue and cost of sales for each period presented. Please supplementally show us what your revised disclosures will look like. Refer to ASC 280-10-50-40 and Item 303(b) of Regulation S-K.

3. Please refer to ASC 280-10-50-30(b) and revise to provide a reconciliation of your total segment gross profit to consolidated income before income taxes and discontinued operations. In addition, please tell us if there are any significant expense categories (for example, components of cost of product revenues, cost of support revenues, cost of professional and other services revenues, or cost of public cloud revenues) that are regularly provided to the CODM and included in segment gross profit. If so, please refer to ASC 280-10-50-26A and tell us how you considered the need to separately disclose these amounts.

Form 10-Q for the Period Ended January 23, 2026

Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of Result of Operations, page 27

4. In your February 26, 2026 earnings call, management discussed industry wide conditions such as inflationary pressures and a tight supply environment and indicated that they do not expect this to be a short-term issue. Please revise your MD&A to describe any known trends or uncertainties that had or are reasonably likely to have a material impact on operating results and disclose any actions planned or taken by management to address these challenges. For example, we note that you raised prices at the start of the fourth quarter. Refer to Items 303(b) and (c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology